

October 18, 2010

Mr. Shaoyin Wang
CEO and President, China America Holdings, Inc.
333 E. Huhua Road
Hasting Economic & Development Area
Jiading District
Shanghai, China 201811

Re: **China America Holdings, Inc.**
             Form 10-KT for the period ended September 30, 2009
             Form 10-Q for the quarter ended June 30, 2010
             File No. 0-53874

Dear Mr. Wang:

       We have reviewed your response to our comment letter dated September 21, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the quarter ended June 30, 2010

Note 2 – Acquisition, page 13

We note your response to prior comment three of our letter dated September 21, 2010. Please address the following:

·   Explain to us how sales transactions between Jinqian and AoHong/Wuling during the period ended December 31, 2009 were recorded in your consolidated financial statements both before and after you corrected the error in your accounting for the acquisition of Jinqian;

·   Confirm to us that subsequent to the acquisition of Jinqian, all transactions between Jinqian and AoHong/Wuling are eliminated in your consolidated financial statements;

· Explain to us when you originally recorded the reduction in inventory and increase in cost of sales related to the coolant compound sale to Shanghai Menda that was never consummated. If the original entry was recorded prior to shipment, please explain why.

· Confirm to us, if applicable, that any revenues and receivables that were originally recorded prior to the coolant compound sale to Shanghai Menda not being consummated were also eliminated from your consolidated financial statements.

You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or the undersigned at (202) 551-3768 if you have any questions regarding these comments.

Sincerely,

John Cash
Branch Chief

cc: James M. Schneider